03 MAR -5 AM 7:21

SEGA®
SEGA CORPORATION
Corporate Planning Division
IR Department
2-12, Haneda 1-chome, Ohta-ku, Tokyo 144-8531, Japan
phone: +81-3-5736-7072 facsimile: +81-3-5736-7066

March 3, 2003

Securities and Exchange Commission
Office of International Corporate Finance
stop 3-9
450 Fifth Street, N.W.
Washington D.C 20549

03007328

SUPPL

Re: SEGA CORPORATION
Rule 12g3-2(b) Exemption No. 82-3439

Dear Sir/Madam:

On behalf of SEGA CORPORATION ("SEGA"), enclosed is the following document required to be furnished to the Securities and Exchange Commission pursuant to Rule 12g3-2(b)(1)(iii):

- Official Comment on Media Report on the Capital Tie with Electronic Arts Inc.

If you have any question about the enclosed materials, please contact Shoichi Yamazaki, +81-3-5736-7072.

Sincerely yours,

PROCESSED
MAR 19 2003
THOMSON
FINANCIAL

Shoichi Yamazaki
Officer
Corporate Planning Division
SEGA CORPORATION

dlw 3/12

March 3, 2003
SEGA CORPORATION
Hideki Sato, President
& Representative Director
TSE Code: 7964
Inquire: Shoichi Yamazaki, Officer
Business Planning Office

Re: Official Comments regarding the Media Report on the Capital Tie with Electronic Arts Inc.

Although a certain media report has stated that Sega Corporation was negotiating a capital tie-up with Electronic Arts Inc (EA), we have not received any formal proposal on a capital alliance and no such issue has been discussed at our board meetings or our executive meetings.

We will keep working, as our priority issue, on the ongoing talks with Sammy Corporation, which we announced on February 13, 2003.

The above are Sega Corporation official comments on the relevant media report.